Alpha Partners Technology Merger Corp.

Empire State Building

20 West 34th Street, Suite 4215

New York, NY 10001

July 22, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alpha Partners Technology Merger Corp. Registration Statement on Form S-1 File No. 333-253221

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 20, 2021, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on July 22, 2021, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Derek Dostal, of Davis Polk & Wardwell LLP, special counsel to the Company, at (212) 450-4322 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Matthew Krna
Matthew Krna
Chief Executive Officer & Director